                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

     Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                           For the month of May, 2010

                                  TEFRON LTD.
                (Translation of registrant's name into English)

           Ind. Center Teradyon, P.O. Box 1365, Misgav 20179, Israel
                    (Address of principal executive offices)

Indicate  by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]    Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached is a press release by the Company announcing the appointment of Mr.
Ilan Gilboa as the Company's Executive Vice President for Operations and
Customer Support and the resignation of Mr. Amit Tal as Chief Marketing Officer.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  TEFRON LTD.
                                  (Registrant)

                                  By: /s/ Eran Rptem
                                  -------------------------
                                  Name:  Eran Rotem,
                                  Title: Chief Financial Officer

                                  By: /s/ Hanoch Zlotnik
                                  ----------------------------
                                  Name:  Hanoch Zlotnik
                                  Title: Treasurer

Date: May 23, 2010

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Tefron Further Strengthens Management Team and Operations Management with the
Appointment of Ilan Gilboa as EVP Operations and Customer Support

Misgav, Israel (20 May 2010) - Tefron Ltd. (OTC:TFRFF; TASE:TFRN), the global leader in seamless and engineered apparel, today announced the appointment of
Ilan Gilboa as Executive Vice President for Operations and Customer Support. The
company also announced the departure of Amit Tal as chief marketing officer, who has resigned and chosen to take a position with another company.

Mr. Gilboa brings to Tefron 14 years of experience in a variety of operational roles, from introducing shop floor control systems to senior management of multi-site, multi-country operations. His management experience includes six years at Tefron as manager of the HITEX and TEFRON divisions. Most recently, Mr.
Gilboa was VP for Global Operations of N-trig Company, a computer device company, where he had responsibility for the establishment and functioning of a wide supply chain for the company's worldwide operations.

Remarking on Mr. Gilboa's appointment, Tefron CEO Amit Meridor said, "In our
2009 fourth quarter announcement, we stated that our focus in 2010 would be to the improvement of our manufacturing processes to ensure strict quality control, shortened lead times, and on-time delivery. Ilan brings to Tefron the direct sector experience, supply chain experience and overall managerial experience to direct the rebuilding of our manufacturing activities to be more cost efficient and responsive to customer needs and time requirements

Commenting on the resignation of Amit Tal as chief marketing officer, CEO Amit
Meridor said, "Amit Tal has been an outstanding contributor to Tefron for the past eight years, most notably having led the strategic development of our sports division. Tal has also been instrumental in the management of the intimate apparel division, as well as the development of Tefron's turnaround plan. We are very pleased that Tal will assist in the transition to new marketing leadership."

"In addition to these management changes," concluded CEO Meridor, "I can report to you the implementation of immediate plans to strengthen our marketing and sales organizations in North America with restructuring in both our Portland and
NY sales offices. These changes to our North American operations, as well as
Ilan Gilboa's appointment are an integral part of a worldwide effort in 2010 to focus on operations and customer service, so as to bring the most innovative products to the market.

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ABOUT TEFRON
--------------------------------------------------------------------------------

TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIM WEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, LULULEMON ATHLETICA, WARNACO/CALVIN KLEIN , WALMART
STORES INC, THE GAP, J. C. PENNEY, MAIDENFORM, , PATAGONIA, REEBOK, AND EL CORTE
INGLES, AS WELL AS OTHER WELL KNOWN RETAILERS AND DESIGNER LABELS. THE COMPANY'S
PRODUCT LINE INCLUDES KNITTED BRIEFS, BRAS, TANK TOPS, BOXERS, LEGGINGS, CROP,
T-SHIRTS, NIGHTWEAR, BODYSUITS, SWIM WEAR, BEACH WEAR AND ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

      o     THE EFFECT OF THE WORLDWIDE RECESSION ON OUR SALES TO OUR CUSTOMERS
            IN THE UNITED STATES AND IN EUROPE AND ON OUR ABILITY TO FINANCE OUR
            OPERATIONS;

      o     OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME
            VOLUMES OR ON THE SAME TERMS;

      o     THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTR AND THE ONGOING
            CHANGES IN FASHION PREFERENCES;

      o     THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
            THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
            SEAMLESS MARKET IN WHICH WE OPERATE;

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      o     THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
            INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND
            IMPORT QUOTAS (E.G. IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
            DIVISION).

      o     FLUCTUATIONS IN INFLATION AND CURRENCY RATES;

      o     THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
            RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
            COMPLICATED PRODUCTS, DIFFERENT RAW MATERIALS AND CHANGES IN MARKET
            TRENDS;

      o     THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF
            OUR EXPANSION INTO NEW PRODUCT LINES;

      o     OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE
            MAINTENANCE OF OUR MACHINERY; o FLUCTUATIONS IN THE COSTS OF RAW
            MATERIALS;

      o     OUR DEPENDENCE ON SUBCONTRACTORS IN CONNECTION WITH OUR
            MANUFACTURING PROCESS;

      o     OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY
            OUR DEBT;

      o     POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH
            INTERNATIONAL BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
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COMPANY CONTACT:

ERAN ROTEM

CHIEF FINANCIAL OFFICER

+972 4 990 0881

reran@tefron.com

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